UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information To Be Included In Statements Filed Pursuant

To § 240.13d-1(b), (c), and (d) and Amendments Thereto Filed

Pursuant To § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Phreesia, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

71944F106

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71944F106	SCHEDULE 13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS LLR Equity Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,618,234
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,618,234
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,618,234
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9* 10.09%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*

Based on 35,872,057 shares of the Issuer’s common stock issued and outstanding as of October 31, 2019, as reported in the Issuer’s public filings filed with the Securities Exchange Commission (the “SEC”).

CUSIP No. 71944F106	SCHEDULE 13G	Page 3 of 8 Pages

1	LLR Equity Partners Parallel IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 159,164
	6	SHARED VOTING POWER* 0
	7	SOLE DISPOSITIVE POWER 159,164
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 159,164
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9** 0.44%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Based on 35,872,057 shares of the Issuer’s common stock issued and outstanding as of October 31, 2019, as reported in the Issuer’s public filings filed with the SEC.

CUSIP No. 71944F106	SCHEDULE 13G	Page 4 of 8 Pages

Item 1(a)	Name of Issuer:

Phreesia, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

432 Park Avenue S.
12th Floor
New York, NY 10016

Item 2(a)	Name of Person Filing:

LLR Equity Partners IV, L.P
LLR Equity Partners Parallel IV, L.P.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 2929 Arch Street, Cira Centre, Philadelphia, PA 19104.

Item 2(c)	Citizenship:

LLR Equity Partners IV, L.P. – Delaware
LLR Equity Partners Parallel IV, L.P. – Delaware

Item 2(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e)	CUSIP Number:

71944F106

Item 3	Not applicable.

Item 4	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

LLR Equity Partners IV, L.P. – 3,618,234

LLR Equity Partners Parallel IV, L.P. – 159,164

(b)	Percent of class:

LLR Equity Partners IV, L.P. – 10.09%

LLR Equity Partners Parallel IV, L.P. – 0.44%

CUSIP No. 71944F106	SCHEDULE 13G	Page 5 of 8 Pages

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

LLR Equity Partners IV, L.P. – 3,618,234

LLR Equity Partners Parallel IV, L.P. – 159,164

(ii)	Shared power to vote or to direct the vote

LLR Equity Partners IV, L.P. – ø

LLR Equity Partners Parallel IV, L.P. ø

(iii)	Sole power to dispose or to direct the disposition of

LLR Equity Partners IV, L.P. – 3,618,234

LLR Equity Partners Parallel IV, L.P. – 159,164

(iv)	Shared power to dispose or to direct the disposition of

LLR Equity Partners IV, L.P. – ø

LLR Equity Partners Parallel IV, L.P. – ø

LLR Capital IV, L.P. (the “General Partner”) is the general partner of each of LLR Equity Partners IV, L.P. and LLR Equity Partners Parallel IV, L.P. (collectively, the “LLR Filers”). LLR Capital IV, LLC (the “Ultimate GP”) is the general partner of LLR Capital IV, L.P.

As a result of its role as the general partner of the General Partner, the Ultimate GP may, and as a result of its role as the general partner of the LLR Filers, the General Partner may, be deemed to be the beneficial owners of 3,777,398 shares or 10.53% of the shares outstanding of Issuer Common Stock held by the LLR Filers. However, the General Partner and the Ultimate GP disclaim any beneficial ownership associated with such rights. The General Partner is a relying adviser of LLR Walnut, L.P., an investment adviser registered with the SEC.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

CUSIP No. 71944F106	SCHEDULE 13G	Page 6 of 8 Pages

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

See Exhibit 1.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

CUSIP No. 71944F106	SCHEDULE 13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020
LLR EQUITY PARTNERS III, L.P.

By: LLR Capital IV, L.P., its general partner

By: LLR Capital IV, LLC, its general partner

/s/ Scott A. Perricelli
	Name:	Scott A. Perricelli
	Title:	Member

LLR EQUITY PARTNERS PARALLEL III, L.P.

By: LLR Capital IV, L.P., its general partner

By: LLR Capital IV, LLC, its general partner

/s/ Scott A. Perricelli
	Name:	Scott A. Perricelli
	Title:	Member

CUSIP No. 71944F106	SCHEDULE 13G	Page 8 of 8 Pages

Exhibit 1

JOINT FILING AGREEMENT

Joint Filing Agreement, dated as of February 14, 2020, is by and among LLR Equity Partners IV, L.P. and LLR Equity Partners Parallel IV, L.P. (the “LLR Filers”).

Each of the LLR Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to shares of Common Stock, par value $0.001 per share, of Information Services Group, Inc. beneficially owned by it from time to time. Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the LLR Filers hereby agree to be responsible for the timely filing of the Schedule 13G and any amendments thereto on behalf of the LLR Filers, and for the completeness and accuracy of the information concerning itself contained therein. Each of the LLR Filers hereby further agree to file this Joint Filing Agreement as an exhibit to the statement and each such amendment, as required by such rule.

This Joint Filing Agreement may be terminated by any of the LLR Filers upon one week’s prior written notice or such lesser period of notice as the LLR Filers may mutually agree.

Executed and delivered as of the date first above written.

Date: February 14, 2020

LLR EQUITY PARTNERS III, L.P. By: LLR Capital IV, L.P., its general partner By: LLR Capital IV, LLC, its general partner

/s/ Scott A. Perricelli
Name: Scott A. Perricelli
Title: Member

LLR EQUITY PARTNERS PARALLEL III, L.P. By: LLR Capital IV, L.P., its general partner By: LLR Capital IV, LLC, its general partner

/s/ Scott A. Perricelli
Name: Scott A. Perricelli
Title: Member